Exhibit 99.1

Ardmore Shipping Corporation Announces the Delivery of the Ardmore Chippewa and the Ardmore Seahawk

- Deliveries of 23rd and 24th vessels complete Ardmore's initial newbuilding program amid strengthening market

HAMILTON, Bermuda, Nov. 20, 2015 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company took delivery of two newbuildings, the Ardmore Chippewa and Ardmore Seahawk, on November 13, 2015 and November 16, 2015, respectively.

The Ardmore Chippewa is a 25,233 deadweight tonne, Eco-design IMO 2 product and chemical tanker that was constructed at the Fukuoka Shipbuilding Co., Ltd ("Fukuoka Shipbuilding") shipyard in Nagasaki, Japan, and is the final in a series of four Fukuoka newbuildings delivered to Ardmore in 2015.

The Ardmore Seahawk is a 49,999 deadweight tonne, Eco-design IMO 2/3 product and chemical tanker and was constructed at the SPP Shipbuilding Co., Ltd ("SPP Shipbuilding") Dukpo Shipyard in Korea, and is the last in a series of four SPP newbuildings delivered to Ardmore in 2015.

Upon delivery, both vessels immediately contributed to growth in earnings and cashflow by commencing their initial employment in the Ardmore fleet.

Anthony Gurnee, CEO of Ardmore, commented:

"We are pleased to welcome the Ardmore Chippewa and the Ardmore Seahawk to our fleet of modern, fuel-efficient MR product and chemical tankers, successfully completing our initial newbuilding program at a time when charter markets continue to demonstrate sustained strength. With our 24-vessel fleet now fully delivered and deployed primarily in the spot market, we are well positioned to realize the full potential of a strengthening winter market. I would also like to extend our sincere thanks to both Fukuoka and SPP, as well as our staff and service partners, for their hard work and commitment throughout the four-year process of building and delivering this state-of-the-art fleet."

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
The IGB Group
Mr. Bryan Degnan
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com

Or

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Email: lberman@igbir.com